Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 8, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

RE:	Deutsche Alternative Asset Allocation Fund, a series of Deutsche Market Trust (the “Fund”) (Reg. No. 811-01236) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White:

This letter is being submitted in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) received via telephone on December 9, 2015 with regard to the above-noted Proxy Statement filed with the SEC on December 4, 2015.

The comments of the staff of the SEC are restated below followed by the Fund’s responses.

1.	Comment: Please include the information required by Item 22(c)(9) of Schedule 14A.

Response: The information has been included in the “Fees” sub-section of the “Comparison of the Current Investment Management Agreement and the New Investment Management Agreement” section of the Proxy Statement.

2.	Comment: In the Annual Operating Expenses table and the Examples in Exhibit F, the amounts shown should reflect contractual fee waivers and not voluntary fee waivers.

Response: The Annual Operating Expenses table and Examples have been amended to include contractual fee waivers, as applicable, and not voluntary fee waivers. The Fund has maintained a footnote regarding the voluntary fee waivers because the Fund believes such information is relevant to an investor’s consideration of the proposals.

3.	Comment: In the Form of Sub-Advisory Agreement in Exhibit H, please consider including the sub-advisory fee rate or provide an explanation regarding the decision to exclude the fee rate.

Response: The sub-advisory fee rate has been included in the Form of Sub-Advisory Agreement in Exhibit H.

In connection with the above-referenced filing by the Fund, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Counsel

cc: John Marten, Vedder Price P.C.